FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached press release contains forward looking information.

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Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia   V6C 2T8

Item 2

Date of Material Change

February 12, 2007

Item 3

News Release

The Company issued a news release on February 12, 2007, which was disseminated by CCN Matthews.

Item 4

Summary of Material Change

Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) announced the next steps for its pharmaceutical development program and restructuring measures in R&D to extend the Company’s working capital and optimize the Company’s remaining capital resources. Based on the results from the recently completed US Phase II trial, the Company’s immediate pharmaceutical objective is to out-license its cholesterol-lowering drug, FM-VP4. Effective March 1, 2007, Forbes will reduce its staff (primarily R&D) in Canada by 20% while drug discovery and development efforts focused on the recently acquired FM-TP Series of Compounds will be undertaken at the Company’s new facility in San Diego, California. With the identified cost-cutting measures, planned expenditures in R&D and anticipated revenue to be generated by the Company’s ingredient business, Forbes considers its working capital will be sufficient to finance operations through the second quarter of 2008 versus the end of 2007 as noted in previous news releases.

Item 5

Full Description of Material Change

See the Company’s press release dated February 12, 2007, attached.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8

Executive Officer

David Goold – Chief Financial Officer

Tel: (604) 689-5899; Fax (604) 689-7641; E-mail: dgoold@forbesmedi.com

Item 9

Date of Report

February 12, 2007

Forward-Looking Statements

This Material Change Report contains forward-looking statements regarding the Company and its business, including forward-looking statements regarding the Company’s pharmaceutical program, restructuring and sufficiency of capital resources. The Company’s actual results could differ materially from those anticipated by these statements as a result of numerous factors, including the risks and uncertainties identified at the end of the attached news release.  The Company assumes no obligation to update the information contained in this Material Change Report.

“A Life Sciences Company”

For Immediate Release	February 12, 2007

Forbes Medi-Tech Announces Next Steps in Pharmaceutical Development and Corporate Restructuring

~Company Eliminates Non-Core R&D Expenses and Extends Working Capital to Mid 2008~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced the next steps for its pharmaceutical development program and restructuring measures in R&D to extend the Company’s working capital and optimize the Company’s remaining capital resources. Based on the results from the recently completed US Phase II trial, the Company’s immediate pharmaceutical objective is to out-license its cholesterol-lowering drug, FM-VP4. The results, released in December 2006, highlighted several key points that make FM-VP4 an attractive licensing opportunity:

•

Clinically significant results

•

Dose Response – 5% at 450mg/day and 9% at 900mg/day implies a greater efficacy at higher doses

•

Excellent safety profile

•

Strong market opportunity for alternative therapies for cholesterol reduction

Focused on out-licensing FM-VP4 and subsequently eliminating related R&D expenses, the Company has restructured its pharmaceutical development efforts. Effective March 1, 2007, Forbes will reduce its staff (primarily R&D) in Canada by 20% while drug discovery and development efforts focused on the recently acquired FM-TP Series of Compounds will be undertaken at the Company’s new facility in San Diego, California. With the identified cost-cutting measures, planned expenditures in R&D and anticipated revenue to be generated by the Company’s ingredient business, Forbes considers its working capital will be sufficient to finance operations through the second quarter of 2008 versus the end of 2007 as noted in previous news releases.

The re-focused pharmaceutical development program will concentrate on the FM-TP Series of Compounds targeting Metabolic Syndrome and its underlying disease states such as diabetes, the systemic inflammation that drives Metabolic Syndrome, and inflammatory lung disease. The new compounds and related indications include:

Diabetes

FM-TP2000 series - VPAC2 agonists exert their effects through a separate receptor pathway than incretinin mimetic drugs like GLP-1 agonists (*Byetta®), and DPP-IV inhibitors (**Januvia®).  By targeting selective VPAC2 receptors, the FM-TP2000 series of analogs are designed to mimic the natural, neuronal signal, rather than the hormonal one, to stimulate beta cells to release insulin in a glucose-dependent fashion.  This provides an alternative therapeutic approach, which could achieve benefits similar to Byetta, but may also be complementary in effect.

FM-TP4000 series - Apoptosis inhibitors target the treatment of diabetes by preventing beta cell loss in the pancreas and preserving their insulin secreting activity.  By inhibiting this pathway, the early stage FM-TP4000 series of compounds may also promote the proliferation of beta cells and block insulin resistance.  This has the potential to address a major clinical unmet need in treating type II diabetes in preserving beta cell function.

FM-TP5000 series – ACC2 Inhibitors are selective small molecules that block acetyl-CoA carboxylase, which promotes fatty acid oxidation.  By accelerating fat burning, the early stage FM-TP5000 series of compounds may slow/block the progression of obesity and diabetes.

Inflammatory Lung Disease

FM-TP3000 series - VPAC2 agonists have bronchodilating, and anti-inflammatory effects.  By targeting VPAC2 receptors, the FM-TP3000 series of compounds are designed to suppress the release of inflammatory mediators (TNF-alpha, IL-12), as well as suppressing the eosinophil response to stimuli.  This provides an alternate therapeutic approach to treating asthma, chronic obstructive pulmonary disease (COPD), and Pulmonary Arterial Hypertension (PAH).

The Company’s strategy is to capitalize on the compounds’ intrinsic value through collaborative agreements and upfront milestone payments at an early stage. Charles Butt, President & CEO of Forbes, will be presenting information related to the Company’s corporate strategy including the FM-TP Series of Compounds at the BioCEO Conference in New York on Wednesday, February 14, 2007 at 10:30amET at the Waldorf Astoria.

Reducol™ Sales – International Success

Sales of the Company’s cholesterol-lowering ingredient, Reducol™, continue to expand through product launches in international markets. While success, to date, has been primarily achieved in Europe as highlighted by recent introductions in Portugal and France, the Company will be placing a greater emphasis on the US market in 2007.  Revenue guidance for the Company’s ingredient business will be issued later in the first quarter of 2007.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment primarily of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease and related markets.

# # #

For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

*BYETTA is a registered trademark of Amylin Pharmaceuticals, Inc. ** Januvia is a trademark of Merck & Co., Inc.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements regarding Forbes’ future pharmaceutical development and out-licensing objectives, sufficiency of working capital, potential effects of compounds under development and their resulting potential market impact, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “objective”, “opportunity”, “will”, “anticipated”, “2008”, “designed to”, “potential”, “may”, “strategy”, “vision”, “to develop”, “could”, “continue” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company’s need for future funding, the availability and sufficiency of which is not assured; the risk of unanticipated expenses; uncertainty whether any of the Company’s compounds will be successfully out-licensed or will be further developed at all; uncertainty whether the Company will be able to attract collaborators to develop the Company’s compounds on acceptable terms or at all; the need for additional research, the outcome of which is uncertain; the need for clinical trials, the occurrence and success of which is not assured; the need for regulatory approvals, which are not assured and which may be denied or withdrawn;  uncertainty whether the Company will be able to achieve its revenue guidance or whether such guidance will be issued as planned; and reliance by the Company on its customers and suppliers for performance; uncertainty whether the Reducol™ business will expand successfully in the US or at all; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition; and changes in business strategy or development plans;  as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.